

December 11, 2014

Via E-mail
Mr. Michael P. Rosera
Chief Financial Officer
Lands' End, Inc.
1 Lands' End Lane
Dodgeville, WI 53595

      **Re: Lands' End, Inc.
            Form 10-K for the Fiscal Year Ended January 31, 2014
            Filed March 25, 2014
            File No. 001-09769**

Dear Mr. Rosera:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Results of Operations, page 41
2013 Compared to 2012, page 42

1. Please disclose in future filings the business reasons for significant changes between periods in (a) your selling and administrative expenses for each segment, as well as Corporate and Other and (b) to the extent material, other line items for each segment, as well as Corporate and Other. Please also quantify the incremental impact of each individual business reason discussed on the overall change in each line item. Please provide us your proposed disclosures. Refer to Item 303(a)(3) of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Financial Statements and Supplemental Data, page 53
Notes to Combined Financial Statements, page 59
Note 12. Segment Reporting, page 75

2. You disclose you are a leading multi-channel retailer of casual clothing, accessories and footwear, as well as home products. You also disclose that apparel and home revenues constituted over 99% of total revenues during 2013, 2012 and 2011, but do not appear to disclose your revenues by product offering. In future filings, please include the product disclosures required by ASC 280-10-50-40. Please provide us your proposed disclosures.

3. You present three measures of profit (loss) for each segment: operating income (loss), income (loss) before income taxes and adjusted EBITDA. Please tell us how you considered the guidance in ASC 280-10-50-28 in concluding it was appropriate to present adjusted EBITDA when it appears the other two measures are each determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your financial statements. Please also provide us your proposed disclosure revisions to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining